SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: May 24, 2012

China Kanghui Holdings Reports First Quarter 2012 Financial Results

1Q12 Net Revenue Increased 21.6% Year-Over-Year

1Q12 Net Income Increased 35.0% Year-Over-Year

CHANGZHOU, May 24, 2012 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced its unaudited financial results for the first quarter of 2012.

First Quarter 2012 Highlights

•	Total net revenue for the first quarter of 2012 increased by 21.6% year-over-year to RMB82.7 million from RMB68.0 million in the corresponding period of the prior year.

•	Gross profit for the first quarter of 2012 increased by 20.3% year-over-year to RMB58.6 million from RMB48.7 million in the corresponding period of the prior year.

•	Operating income for the first quarter of 2012 increased by 5.7% year-over-year to RMB31.5 million from RMB29.8 million in the corresponding period of the prior year.

•	Net income for the first quarter of 2012 increased by 35.0% year-over-year to RMB29.7 million from RMB22.0 million in the corresponding period of the prior year.

•	Non-GAAP[1] net income for the first quarter of 2012 increased by 39.7% year-over-year to RMB32.7 million from RMB23.4 million in the corresponding period of the prior year.

[1]

All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

[2]

This announcement contains translations of certain Renminbi (“RMB”) amounts into US dollars (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2012 were made at the noon buying rate of RMB6.2975 to $1.00 on March 30, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

[3]	Each of the Company’s American Depositary Shares (“ADS”), which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.
[4]

Beginning in the first quarter 2012, in accordance with Accounting Standards Update 2011-05, the Company is presenting other comprehensive income and its components in the unaudited condensed consolidated Statement of Comprehensive Income. Other comprehensive income mainly consists of currency translation adjustments relating to translating some of our subsidiaries’ financial statements from their functional currency to our reporting currency, which is in the United States dollar. The functional currency of our main subsidiaries in China is the RMB.

Mr. Libo Yang, Chief Executive Officer of the Company, stated, “We are very pleased that Kanghui once again delivered another strong quarterly financial performance in the first quarter of 2012, marking the seven consecutive strong quarter since our IPO. We focused strategically on growing our brand in the important China market, and thereby continued to expand our market share along with our robust domestic revenue growth in the first quarter of 2012. During the quarter, we successfully launched a new spine product that is seeing very good market uptake, and we experienced significant growth in both our trauma and spine segments.”

Ms. Sarah Wang, Chief Financial Officer of Kanghui, commented, “Our strong first quarter financial results reflect our ability to consistently execute on our growth strategy. Leveraging our strong cash position and consistently positive cash flows, we further enhanced our competitive advantages by expanding our professional management team, domestic distribution network, and development of a broader product line. We are excited with having a very promising new product pipeline that we intend to launch during the remainder of 2012 and beyond.”

First Quarter 2012 Financial and Operating Results

Net revenue increased by 21.6% year-over-year to RMB82.7 million ($13.1 million)2 in the first quarter of 2012 from RMB68.0 million in the corresponding period of the prior year. Net revenue from trauma products increased by 22.9% year-over-year to RMB51.6 million ($8.2 million) in the first quarter of 2012 from RMB42.0 million in the corresponding period of the prior year. Net revenue from spine products increased by 34.9% year-over-year to RMB25.9 million ($4.1 million) in the first quarter of 2012 from RMB19.2 million in the corresponding period of the prior year. Net revenue from OEM products decreased by 23.5% year-over-year to RMB5.2 million ($0.8 million) in the first quarter of 2012 from RMB6.8 million in the corresponding period of the prior year. Domestic sales of proprietary products increased by 28.5% year-over-year to RMB64.4 million ($10.2 million) in the first quarter of 2012 from RMB50.1 million in the corresponding period of the prior year, while international sales of proprietary products increased by 18.0% year-over-year to RMB13.1 million ($2.1 million) in the first quarter of 2012 from RMB11.1 million in the corresponding period of the prior year.

In the first quarter of 2012, cost of revenue increased by 24.9% year-over-year to RMB24.1 million ($3.8 million) from RMB19.3 million in the corresponding period of the prior year. Gross profit increased by 20.3% year-over-year to RMB58.6 million ($9.3 million) in the first quarter of 2012 from RMB48.7 million in the corresponding period of the prior year. Gross margin for the first quarter of 2012 was 70.9%, compared to 71.6% in the corresponding period of the prior year.

Selling expenses increased by 40.0% year-over-year to RMB9.8 million ($1.6 million) in the first quarter of 2012 from RMB7.0 million in the corresponding period of the prior year. General and administrative expenses increased by 36.5% year-over-year to RMB14.2 million ($2.3 million) in the first quarter of 2012 from RMB10.4 million in the corresponding period of the prior year. Research and development expenses increased by 106.7% year-over-year to RMB3.1 million ($0.5 million) in the first quarter of 2012 from RMB1.5 million in the corresponding period of the prior year.

Operating income increased by 5.7% year-over-year to RMB31.5 million ($5.0 million) in the first quarter of 2012 from RMB29.8 million in the corresponding period of the prior year. Operating margin decreased to 38.1% in the first quarter of 2012 from 43.8% in the corresponding period of the prior year.

Income tax expense in the first quarter of 2012 was RMB6.3 million ($1.0 million), representing an effective tax rate of 17.7%, compared to an income tax expense of RMB9.0 million in the corresponding period of the prior year.

Net income was RMB29.7 million ($4.7 million) in the first quarter of 2012, representing a year-over-year increase of 35.0% from RMB22.0 million in the corresponding period of the prior year. On a diluted per ADS3 basis, the Company reported net income per diluted ADS of RMB1.15 ($0.18) in the first quarter of 2012, compared to a net income per diluted ADS of RMB0.87 in the corresponding period of the prior year.

Non-GAAP net income, which excludes share based compensation expenses, increased by 39.7% to RMB32.7 million ($5.2 million) from RMB23.4 million in the corresponding period of the prior year. The Company reported non-GAAP net income per diluted ADS of RMB1.26 ($0.20) in the first quarter of 2012, compared to a non-GAAP net income per diluted ADS of RMB0.93 in the corresponding period of the prior year.

During the first quarter of 2012, the Company had a weighted average diluted share count of 155.0 million shares (equivalent to 25.8 million ADSs), compared to 150.9 million shares (equivalent to 25.2 million ADSs) in the corresponding period of the prior year.

Balance Sheet

As of March 31, 2012, the Company had cash and cash equivalents of RMB324.2 million ($51.5 million), compared to RMB380.1 million as of December 31, 2011. As of March 31, 2012, the Company held short-term investments of RMB111.9 million ($17.8 million), compared to RMB77.0 million as of December 31, 2011.

Business Outlook

Mr. Yang added, “The strong first quarter provides us with good momentum for the remainder of 2012. Following our successful launch of a new spine product in the first quarter, we are launching one additional spine product in the second quarter, and two new trauma products and three new joint products in the second half of 2012. With our new joint products in place, we expect to kick start our reconstructive joint segment in the second half of 2012, which we believe can become a major revenue driver of the Company going forward.”

The Company reiterates that it anticipates revenue for full year 2012 will be in the range of RMB392 million to RMB403 million, which represents year-over-year growth of 20% to 23%. The Company also estimates its full year 2012 non-GAAP net income to be in the range of RMB146 million to RMB153 million.

Non-Cash Share-Based Compensation Expenses Discussion

The Company recognized non-cash share-based compensation expenses of RMB3.0 million ($0.5 million) in the first quarter of 2012.

The Company classified these non-cash share-based compensation expenses in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results which excludes the non-cash share-based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year-over-year comparison of non-cash share-based compensation expenses. The Company believes that this non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Conference Call

Kanghui will hold a corresponding conference call and live webcast at 8:00 a.m. ET (8:00 p.m. Beijing Time) on Friday, May 25, 2012 to discuss first quarter 2012 results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004

US Toll/International:	1-718-354-1231

Hong Kong Toll Free:	800-930-346

Hong Kong Toll:	852-2475-0994

China Toll Free:	800-819-0121

China Toll Free (Mobile):	400-620-8038

Conference ID:	76263126

A replay of the webcast will be accessible through June 1, 2012 on http://ir.kanghui.com or by dialing:

United States toll free:	+1-866-214-5335

US Toll/International:	+1-718-354-1232

Passcode:	76263126

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine, and has an extensive nationwide network of distributors for its products in China, as well as in 29 other countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products and product lines, and enhancing existing products and product lines. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit excluding non-cash share-based compensation expenses, operating income excluding non-cash share-based compensation expenses, net income excluding non-cash share-based compensation expenses, net margin excluding non-cash share-based compensation expenses, basic earnings per share and per ADS excluding non-cash share-based compensation expenses, and diluted earnings per share and per ADS excluding non-cash share-based compensation expenses. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature, including, among other things, the Company’s unaudited operating results for 2012, new product introductions and the respective timetable, the demand for joint reconstruction products in China, future prospects of the Company and the ability for the Company to realize its business plans for 2012. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The actual results and other circumstances of the Company may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2012 are preliminary, unaudited and subject to audit adjustment. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the Company’s beliefs regarding its strengths and strategies; the Company’s ability to expand its international business; the Company’s ability to develop and successfully market new products in China and internationally; the Company’s current expansion strategy, including its ability to expand its manufacturing and research and development facilities and capabilities and the Company’s future prospects, business development, results of operations and financial condition. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 30, 2012, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 6 of the Company’s annual report for fiscal year 2011 and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission, which can be found on the Company’s website at www.kanghui.com or at www.sec.gov.

Contact Information

China Kanghui Holdings Investor Relations Department

+1-888-321-2558

Asia Bridge Capital Limited

Carene Toh

+86-186 1835 6339

carene.toh@asiabridgegroup.com

China Kanghui Holdings

Summary - First Quarter 2012

(RMB in thousands, except for per share data and per ADS data)

	Three Months Ended March 31,
	2011	2012
	Unaudited	Unaudited
Net revenue	67,975	82,713
Gross profit	48,716	58,572
Non-GAAP gross profit	48,766	58,605
Operating income	29,804	31,486
Non-GAAP operating income	31,221	34,447
Net income attributable to China Kanghui Holdings	21,969	29,709
Non-GAAP net income	23,386	32,670
Earnings per share -basic	0.16	0.21
Earnings per share -diluted	0.15	0.19
Earnings per ADS -basic	0.96	1.27
Earnings per ADS -diluted	0.87	1.15
Non-GAAP earnings per share -basic	0.17	0.23
Non-GAAP earnings per share -diluted	0.16	0.21
Non-GAAP earnings per ADS -basic	1.03	1.40
Non-GAAP earnings per ADS -diluted	0.93	1.26

- Revenue By Product Category
Trauma	42,030	51,572
Spine	19,194	25,893
OEM	6,751	5,248
- Revenue by Business Sector
Domestic	50,109	64,316
International	11,115	13,149
OEM	6,751	5,248

China Kanghui Holdings

Consolidated Balance Sheets

(Expressed in thousands)

	Unaudited	Unaudited	Unaudited
	As of December 31, 2011	As of March 31, 2012
	RMB Audited	RMB Unaudited	US$ Unaudited
Assets
Current assets:
Cash and cash equivalents	380,092	324,202	51,481
Bills receivable	5,873	3,052	485
Short-term investments	76,998	111,862	17,763
Accounts receivable, net	87,578	110,445	17,538
Inventories, net	110,907	126,007	20,009
Prepayments and other current assets	13,428	13,763	2,185
Deferred tax assets	9,090	10,583	1,681
Amount due from related parties	5,672	6,803	1,080

Total current assets	689,638	706,717	112,222

Non-current assets:
Property, plant and equipment, net	259,825	319,232	50,692
Intangible assets, net	62,026	60,889	9,669
Prepaid land lease payments	22,812	22,690	3,603
Goodwill	155,341	155,341	24,667
Long-term investment	25,204	25,190	4,000
Deposits for non-current assets	4,731	6,331	1,005
Deferred tax assets	2,444	2,465	391
Other assets, non-current	257	135	21

Total non-current assets	532,640	592,273	94,048

Total assets	1,222,278	1,298,990	206,270

Liabilities and equity
Current liabilities:
Accounts payable	19,278	21,220	3,370
Accrued expenses and other liabilities	65,388	105,321	16,724
Income tax payable	5,800	8,378	1,330
Uncertain tax positions	4,197	4,152	659
Amount due to related parties	1,137	1,312	208

Total current liabilities	95,800	140,383	22,291

Non-current liabilities:
Deferred government grants	6,409	6,290	999
Deferred tax liabilities	14,857	14,666	2,329

Total non-current liabilities	21,266	20,956	3,328

Total liabilities	117,066	161,339	25,619

Equity:

Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized as of December 31, 2011 and March 31, 2012 (unaudited); 140,401,842 shares issued and outstanding as of December 31, 2011 and 140,569,926 shares issued and outstanding as of March 31, 2012 (unaudited))	1,022	1,023	162

Additional paid-in capital	912,972	916,316	145,505
Accumulated other comprehensive loss	(19,604)	(19,646)	(3,120)
Statutory reserves	45,417	45,417	7,212
Retained earnings	156,387	186,096	29,551

Total China Kanghui Holdings shareholders’ equity	1,096,194	1,129,206	179,310
Non-controlling interests	9,018	8,445	1,341

Total equity	1,105,212	1,137,651	180,651

Total liabilities and equity	1,222,278	1,298,990	206,270

China Kanghui Holdings

Consolidated Statements of Comprehensive Income

Expressed in thousands, except for number of shares and per share data

	Three Months Ended March 31,
	2011	2012
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net revenue	67,975	82,713	13,134
Cost of revenue	(19,259)	(24,141)	(3,833)

Gross profit	48,716	58,572	9,301

Operating expenses
Selling expenses	(6,988)	(9,760)	(1,550)
General and administrative expenses	(10,422)	(14,207)	(2,256)
Research and development expenses	(1,502)	(3,119)	(495)

Operating income	29,804	31,486	5,000
Interest income	1,719	3,867	614
Government grants	2,706	151	24
Other income	145	485	77
Other expenses	(397)	(357)	(57)
Foreign exchange loss	(3,008)	(171)	(27)

Income before income taxes	30,969	35,461	5,631
Income taxes	(8,982)	(6,324)	(1,004)

Net income	21,987	29,137	4,627
Net (income) loss attributable to non-controlling interests	(18)	572	91

Net income attributable to China Kanghui Holdings	21,969	29,709	4,718

Earnings per share
Basic	0.16	0.21	0.03
Diluted	0.15	0.19	0.03

Shares used in earnings per share computation
Basic	136,828,869	140,440,413	140,440,413
Diluted	150,864,399	155,007,387	155,007,387
Other comprehensive loss, net of tax[4]
Foreign currency translation adjustment	(203)	(42)	(7)

Total other comprehensive loss, net of tax	(203)	(42)	(7)

Comprehensive income attributable to China Kanghui Holdings	21,766	29,667	4,711

Share-based compensation charges incurred during the period related to:

Cost of revenue	50	33	5
Selling expenses	112	136	22
General and administrative expenses	1,207	2,762	439
Research and development expenses	48	30	5

Total	1,417	2,961	471

China Kanghui Holdings

Reconciliations of Non-GAAP Results to GAAP Results of Operations

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended March 31,
	2011	2012
	Unaudited	Unaudited
Net revenue	67,975	82,713

Non-GAAP net income	23,386	32,670
Non-GAAP net margin	34.4%	39.5%
Share-based compensation	(1,417)	(2,961)

GAAP net income	21,969	29,709
GAAP net margin	32.3%	35.9%

Non GAAP earnings per share -basic	0.17	0.23
Non GAAP earnings per share -diluted	0.16	0.21
Non GAAP earnings per ADS -basic	1.03	1.40
Non GAAP earnings per ADS -diluted	0.93	1.26

GAAP earnings per share -basic	0.16	0.21
GAAP earnings per share -diluted	0.15	0.19
GAAP earnings per ADS -basic	0.96	1.27
GAAP earnings per ADS -diluted	0.87	1.15

Shares used in computation of:
Basic earnings per share	136,828,869	140,440,413
Diluted earnings per share	150,864,399	155,007,387
Basic earnings per ADS	22,804,812	23,406,736
Diluted earnings per ADS	25,144,067	25,834,565

Non-GAAP operating income	31,221	34,447
Non-GAAP operating margin	45.9%	41.6%
Share-based compensation	(1,417)	(2,961)

GAAP operating income	29,804	31,486
GAAP operating margin	43.8%	38.1%

Non-GAAP gross profit	48,766	58,605
Non-GAAP gross margin	71.7%	70.9%
Share-based compensation	(50)	(33)

GAAP gross profit	48,716	58,572
GAAP gross margin	71.7%	70.8%